UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-36896

JMU LIMITED

(Translation of registrant’s name into English)

North Guoquan Road 1688 Long

No. 75, Building A8, 6F

Yangpu District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Material Legal Proceeding

JMU Limited ("the Company" or "JMU") reports that it has received a notice of response to actions issued by the People’s Court of Yangpu District of Shanghai (the “Court”) dated January 21, 2019, which provided that a legal proceeding (the “Proceeding”) had been brought against Shanghai Zhongmin Supply Chain Management Co. Ltd., the Company’s variable interest entity (the “VIE”) by Shanghai MIN Hong Shi Trade Co., Ltd., an entity controlled by one of the Company’s principal shareholders. Pursuant to the complaint the VIE received along with the notice of response, the plaintiff demanded the payment of the principal of RMB10 million and applicable penalty interests of the related-party loan owed by the VIE to the plaintiff. The Court has frozen certain accounts of the VIE due to the Proceeding, the balance of which was around RMB500 thousand.

The Company is working actively on the settlement and response to the complaint, and intends to update if and when it receives further notice from the Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JMU Limited

	By:	/s/ Frank Zhigang Zhao
	Name:	Frank Zhigang Zhao
	Title:	Chief Financial Officer

Date: January 30, 2019